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   FOR IMMEDIATE RELEASE

Investor Contact:   Richard M. Smith, Chief Financial Officer
                    CORAM HEALTHCARE
                    303-672-8717
                    Harriet Albery, Manager, Investor Relations
                    CORAM HEALTHCARE
                    303-672-8875
Media Contact:      Paige Cosby, Director, Corporate Communications
                    CORAM HEALTHCARE
                    303-672-8725

            CORAM HEALTHCARE CORPORATION ANNOUNCES THE ADOPTION OF A
                         STOCKHOLDER RIGHTS AGREEMENT.

DENVER, COLORADO, JUNE 26,1997 -- Coram Healthcare (NYSE:CRH) announced today that it has adopted a Stockholder Rights Agreement. The objective of the Stockholder Rights Agreement is to secure, for all stockholders, the long-term value of their investment in the Company and to protect stockholders against coercive or inadequate takeover attempts. The Stockholder Rights Agreement is not meant to prevent a purchase of the Company on terms that are fair and in the best interest of all stockholders. It is instead intended to encourage potential acquirors to negotiate with Coram's Board of Directors and to permit adequate consideration of all proposals to acquire the Company, particularly those that are unsolicited. The adoption of the Stockholder Rights Agreement is not in response to, and the Company is not aware of, any takeover attempt directed at the Company.

The Stockholder Rights Agreement provides for the distribution to Coram's stockholders of one "Right" to purchase a unit equal to one one-hundredth of a share of a newly created series of participating preferred stock, to be designated as the "Series X Preferred Stock," for each outstanding share of Coram Common Stock. Rights will also be distributed in connection with future issuances of shares of Common Stock during the term of the agreement. The Rights have an exercise price of $10 per Right, subject to subsequent adjustment under certain circumstances, and entitle the stockholder to purchase units of Series X Preferred Stock at an effective discount of 50% of the market price of the Common Stock under certain circumstances. Each unit of Series X Preferred Stock will be entitled to one vote on all matters on which shares of Common Stock may vote. Initially, the Rights will trade with the Company's




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Common Stock, and will not be exercisable until the occurrence of certain hostile takeover-related events.

The Stockholder Rights Agreement provides, subject to certain exceptions, that if a person or group acquires 15% or more of the outstanding Common Stock without the approval of the Board, the holders of the Rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase units of Series X Preferred Stock having a market value equal to two times the exercise price of the Right. In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the Right will entitle its holder, other than the acquiring person or group, to buy common shares of the acquiring person or group having a market value equal to two times the exercise price ($10) of the Right.

The Rights will be distributed to holders of Coram's Common Stock of record on July 9, 1997, as a non-taxable dividend, and will expire on the first anniversary of such date, unless earlier redeemed, provided, that the Board may act to extend the expiration date for annual terms, unless earlier redeemed, up to the tenth anniversary of such date. Further details relating to the Stockholder Rights Agreement will be provided to the Company's stockholders in a forthcoming letter.

Coram Healthcare, headquartered in Denver, Colorado, is one of the nation's leading providers of home intravenous therapy. Coram's mission is to work with patients, physicians, managed care and other healthcare providers to develop better models of care for those with serious or chronic medical conditions.

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